Exhibit 1.02

LoJack Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

Company Overview
LoJack Corporation (“LoJack,” also referred to as the “Company,” “we,” “us,” or “our”) delivers vehicle-related after-market safety and security through a broad suite of products, services and timely and relevant information under the following product lines: Stolen Vehicle Recovery System, Supply Chain Integrity, and SafetyNet.
Reasonable Country of Origin Inquiry
A reasonable country of origin inquiry (RCOI) was executed with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by LoJack. LoJack’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of a product manufactured by LoJack in 2013.
The affected suppliers and original manufacturers were contacted, provided with LoJack’s policy, and requested to provide conflict minerals data in the EICC-GeSI Conflict Minerals Reporting Template. 484 affected suppliers and original manufacturers were contacted. 285 replied with some conflict minerals data.
These suppliers provided 8262 refiners or smelters (herein refers to as “smelters”) names for the facilities used to process the conflict minerals. After correction, review, and removal of alternate names, 186 of these smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.
From these 186 smelters, 20 were identified to source conflict minerals from the Democratic Republic of Congo (DRC) or surrounding regions or LoJack has reason to believe they source conflict minerals from the DRC or surrounding regions. This assessment was based on information directly from the smelters and other public information available at the time.
In accordance with the SEC final rules, LoJack is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.
Due Diligence Process

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. We have adopted all five steps of the OECD Due Diligence Guidance.
Conflict Minerals Policy

We have adopted the following conflict minerals policy:

LoJack Corporation and its subsidiaries (“LoJack”) are committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

LoJack is committed to complying with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as well as the applicable requirements of Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”).

Affected suppliers to LoJack will be required to commit to being or becoming “conflict-free” (which means that such supplier does not source conflict minerals) and sourcing, where possible, only from conflict-free smelters. Each affected supplier to LoJack will be required to provide completed EICC-GeSI declarations evidencing such supplier’s commitment to becoming conflict-free and documenting countries of origin for the tin, tantalum, tungsten, and gold that it purchases.

For more information on LoJack conflict minerals program contact conflictminerals@lojack.com.
Our policy is publicly available on our website at http://www.lojack.com/About-LoJack/Investor-Relations/Compliance-Programs.
Step 1 - Establish Strong Company Management Systems
We will communicate our conflict minerals policy, which includes a reference to the OECD Due Diligence Guidelines, to our suppliers and customers. Our policy will be provided to our suppliers during the supplier RCOI process in 2014. The policy will be provided to customers requesting conflict minerals information. This policy will be publicly available on the company website. We also have an internal team tasked with supporting supply chain due diligence. We have adopted the EICC-GeSI Conflict Free Smelter Program as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented a reasonable country of origin inquiry process. Conflict minerals compliance will be included in new commercial contracts and written agreements. There is also a program in place to improve the quality and number of supplier responses, and quality and number of smelter responses. We will implement a company-level grievance mechanism, which will include regular review of the Conflict Free Smelter Program smelter certification status pages, and an internal reporting policy that covers voicing of concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area.
Step 2 - Identify and Assess Risk in the Supply Chain
For upstream due diligence, we have adopted the processes and protocols of the Conflict Free Smelter Program. All 3TGs “necessary to the functionality of the products” have been identified, the suppliers of those 3TGs have been identified and smelter data has been collected from them. Responses provided by suppliers have undergone a review for accuracy.
Step 3 - Design and Implement a Strategy to Respond to Identified Risks
We have implemented a plan to report conflict minerals findings to Rich Ross, VP of Product Management, a member of senior management appointed for this role. A process has been adopted to aggregate and update the list of smelters. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicate these results back to the designated member of senior management. We require new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to LoJack.
Step 4 - Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices
LoJack has adopted the risk management and due diligence processes of the Conflict Free Smelter Program. The CFS program’s independent 3rd party audit process performed on smelters that source from the DRC or surrounding countries has been identified as acceptable to LoJack. This includes other programs accepted by the CFS program including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry - Conflict Minerals Council (TI-CMC). To be identified as conflict free, we require smelters to be certified as conflict free by one of these certification processes if they are sourcing from the DRC or surrounding regions.
Step 5 - Report on Supply Chain Due Diligence
In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website http://www.lojack.com/About-LoJack/Investor-Relations/Compliance-Programs.
Due Diligence Results
Smelters
Of the 20 smelters identified to source conflict minerals from the Democratic Republic of Congo (DRC) or surrounding regions or those which LoJack has reason to believe source conflict minerals from the DRC or surrounding regions,14 smelters were certified as conflict free by the Conflict Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict free certified.

The remaining 6 smelters were reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in conflict region of the DRC. This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of the Internet. None of these 6 smelters were identified in any of these publications to directly or indirectly finance or benefit armed groups in conflict region of the DRC.
Since suppliers to LoJack source from smelters that source from the DRC or surrounding regions, not all of these smelters are conflict free certified by an independent 3rd party audit, and none of these smelters (based on information publicly available at the time) were identified to directly or indirectly finance or benefit armed groups in conflict regions of the DRC, LoJack’s Supply Chain Integrity, Stolen Vehicle Recovery System, and SafetyNet products are DRC conflict undeterminable.
Facility and Mine Information
At the end of the 2013 reporting period, the definition of a smelter was still in discussion by the EICC and industry leaders and final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) that have been identified to or we have reason to believe source from the DRC or surrounding countries, and are not conflict free certified, include 2 tantalum smelters, 3 gold refineries, and 1 tungsten smelter. 4 of these smelters are in China, 1 in Kazakhstan, and 1 in Germany. The majority of these companies are active in becoming conflict free certified.
The mines used by these smelters are not publicly available and were not disclosed by these smelters.
Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by LoJack. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.
These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2013 reporting period, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, companies going out of business in 2013, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.
Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the DRC or surrounding regions to become conflict free certified by the Conflict Free Smelter Program.

d.	Work with the EICC and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.